Exhibit 99.2

TAL Education Group Announces ADS Ratio Change

BEIJING, July 27, 2017 /PRNewswire/ -- TAL Education Group ("TAL" or the "Company") (NYSE: TAL), a leading K-12 after-school tutoring services provider in China, today announced that it will change its American depositary share ("ADS") to Class A common share ("Share") ratio from one (1) ADS representing two (2) Shares to three (3) ADSs representing one (1) Share. The Company will file an amendment to its registration statement on Form F-6 and a registration statement on Form F-6 (collectively, the "Form F-6") with the Securities and Exchange Commission (the "SEC") to reflect the change in the ADS ratio. The Company anticipates that the change in the ADS ratio will be effective on August 16, 2017, subject to the SEC having declared the Form F-6 to be effective on or before that date.

Holders of TAL ADSs of record as of the close of business on August 8, 2017 will receive five (5) additional ADSs for every one ADS held on that date. For TAL's ADS holders, this ratio change will have the same effect as a 6-for-1 ADS split.

The ADS ratio change will have no impact on TAL's underlying Shares. Furthermore, no action by ADS holders is required to effect the ratio change.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym "TAL" stands for "Tomorrow Advancing Life," which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China's school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network includes 507 physical learning centers as of February 28, 2017, located in 30 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi'an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Changchun, Guiyang, Xiamen, Lanzhou and Dalian. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol "TAL."

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about TAL's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and TAL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Mei Li

Investor Relations
TAL Education Group
Tel: +86 10 5292 6658
Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com